Exhibit 99.3

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2015

(expressed in thousands of Canadian dollars)

November 16, 2015

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of DHX Media Ltd. (the “Company”) are the responsibility of management and have been approved by the Audit Committee of the Board of Directors (the “Board”). The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the unaudited interim condensed consolidated financial statements. The Board carries out this responsibility through its Audit Committee. The Audit Committee reviews the Company’s unaudited interim condensed consolidated financial statements and recommends their approval by the Board.

The Audit Committee is appointed by the Board and all of its members are independent directors. It meets with the Company’s management and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the unaudited interim condensed consolidated financial statements to the Board for approval.

The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The unaudited interim condensed consolidated financial statements include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the unaudited interim condensed consolidated financial statements, management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

(signed)	“Dana Landry”	(signed)	“Keith Abriel”
	Chief Executive Officer		Chief Financial Officer
	Halifax, Nova Scotia		Halifax, Nova Scotia

DHX Media Ltd.
Unaudited Interim Consolidated Balance Sheets
As at September 30, 2015 and June 30, 2015
(expressed in thousands of Canadian dollars)

	September 30, 2015	June 30, 2015
	$	$
Assets

Current assets

Cash	25,510	42,907
Amounts receivable (note 5)	178,237	178,076
Prepaid expenses and other	18,666	22,078
Investment in film and television programs (note 6)	228,030	194,226
	450,443	437,287
Long-term amounts receivable (note 5)	9,939	11,091
Deferred financing fees	662	706
Property and equipment	17,802	17,817
Intangible assets	126,987	127,396
Goodwill	213,851	213,941

	819,684	808,238
Liabilities

Current liabilities

Bank indebtedness (note 7)	4,500	—
Accounts payable and accrued liabilities	130,864	109,143
Deferred revenue	41,552	49,323
Interim production financing (note 7)	61,792	67,743
Current portion of long-term debt and obligations under finance leases (note 7)	13,209	12,916
	251,917	239,125
Long-term debt and obligations under finance leases (note 7)	270,129	269,902
Long-term deferred revenue	1,182	1,686
Other liability	10,304	12,542
Deferred income taxes (note 9)	21,128	23,029
	554,660	546,284
Shareholders’ Equity	265,024	261,954
	819,684	808,238

Commitments and contingencies (note 13)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Consolidated Statement of Changes in Equity
For the three months periods ended September 30, 2015 and 2014
(expressed in thousands of Canadian dollars)

	Common shares $	Contributed surplus $	Accumulated other comprehensive loss $	Retained earnings $	Total $

Balance - June 30, 2014	207,227	12,486	(1,203)	4,839	223,349

Net loss for the period	—	—	—	(7,733)	(7,733)
Other comprehensive loss for the period	—	—	(2,893)	—	(2,893)

Comprehensive loss for the period	—	—	(2,893)	(7,733)	(10,626)

Shares issued pursuant to the employee share purchase plan ("ESPP")	27	—	—	—	27
Dividends accrued	—	—	—	(1,517)	(1,517)
Share-based compensation	—	606	—	—	606
Stock options exercised	214	(69)	—	—	145

Balance - September 30, 2014	207,468	13,023	(4,096)	(4,411)	211,984

Balance - June 30, 2015	236,757	15,756	(8,355)	17,796	261,954

Net income for the period	—	—	—	7,524	7,524
Other comprehensive loss for the period	—	—	(3,830)	—	(3,830)

Comprehensive income for the period	—	—	(3,830)	7,524	3,694

Shares issued pursuant to the ESPP	69	—	—	—	69
Dividends accrued	—	—	—	(1,784)	(1,784)
Share-based compensation	—	1,091	—	—	1,091

Balance - September 30, 2015	236,826	16,847	(12,185)	23,536	265,024

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Consolidated Statements of Income
For the three month periods ended September 30, 2015 and 2014
(expressed in thousands of Canadian dollars, except for amounts per share)

	Three months ended
	September 30, 2015	September 30, 2014
	$	$
Revenues (note 17)	63,910	43,031

Expenses
Direct production costs and expense of film and television produced	31,451	19,451
Acquisition costs	—	3,918
Amortization of property and equipment and intangible assets	3,216	1,671
Development expenses and other	1,139	240
Tangible benefit obligation expense	—	14,215
Selling, general and administrative	17,276	11,953
Finance expense (note 10)	6,123	3,631
Finance income (note 10)	(4,186)	(1,917)

	55,019	53,162

Income before income taxes	8,891	(10,131)

Provision for (recovery of) income taxes
Current income taxes (note 9)	3,850	3,065
Deferred income taxes (note 9)	(2,483)	(5,463)

	1,367	(2,398)

Net income (loss) for the period	7,524	(7,733)

Basic earnings (loss) per common share (note 15)	0.06	(0.06)

Diluted earnings (loss) per common share (note 15)	0.06	(0.06)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
For the three month periods ended September 30, 2015 and 2014
(expressed in thousands of Canadian dollars)

	Three months ended
	September 30, 2015	September 30, 2014
	$	$

Net income (loss) for the period	7,524	(7,733)

Other comprehensive income (loss)

Items that will be subsequently reclassified to the statement of income Cumulative translation adjustment	(3,830)	(2,893)

Comprehensive income (loss) for the period	3,694	(10,626)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Consolidated Statement of Cash Flows
For the three month periods ended September 30, 2015 and 2014
(expressed in thousands of Canadian dollars)

	2015	2014
	$	$
Cash provided by (used in)

Operating activities
Net income (loss) for the period	7,524	(7,733)
Charges (credits) to income not involving cash
Amortization of property and equipment	1,016	571
Amortization of intangible assets	2,200	1,100
Unrealized foreign exchange gain	(3,193)	(3,423)
Amortization of deferred financing fees	419	330
Accretion on tangible benefit obligation	228	143
Share-based compensation	1,091	606
Tangible benefit obligation expense	—	14,215
Amortization of debt premium	7	—
Movement in the fair value of Embedded Derivatives	1,500	—
Deferred tax recovery	(2,483)	(5,463)

	8,309	346

Net investment in film and television programs (note 16)	(30,708)	264
Net change in non-cash balances related to operations (note 16)	10,144	(1,981)

Cash used in operating activities	(12,255)	(1,371)

Financing activities
Proceeds from issuance of common shares related to ESPP and options exercised	69	172
Deferred financing fees	—	(4,441)
Drawdown of bank indebtedness	4,500	5,070
Repayment of interim production financing	(5,951)	(660)
Proceeds from long-term debt, net of costs	—	166,360
Decrease in restricted cash	—	16
Repayment of long-term debt and obligations under finance leases	(3,430)	(112)

Cash provided by (used in) financing activities	(4,812)	166,405

Investing activities
Business acquisitions, net of cash acquired	—	(166,051)
Acquisition of property and equipment	(478)	(1,930)
Cost of internally generated intangible assets	(411)	(26)

Cash used in investing activities	(889)	(168,007)

Effect of foreign exchange rate changes on cash	559	153

Net change in cash during the period	(17,397)	(2,820)

Cash - Beginning of period	42,907	26,679

Cash - End of period	25,510	23,859

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2015
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

1	Nature of business

DHX Media Ltd. (the “Company”) is a public company, and the ultimate parent, whose common shares are traded on the Toronto Stock Exchange (“TSX”), admitted on May 19, 2006, under the symbols DHX.A and DHX.B. On June 23, 2015, the Company commenced trading its Variable Voting Shares on the NASDAQ Global Trading Market (“NASDAQ”) under the symbol DHXM. The Company, incorporated on February 12, 2004 under the laws of the Province of Nova Scotia, Canada, and continued on April 25, 2006 under the Canada Business Corporation Act, develops, produces and distributes films and television programs for the domestic and international market, broadcasts films and television programs for the domestic markets, as well, the Company manages copyrights, licensing and brands for third parties. The address of the Company’s head office is 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

2	Basis of preparation

The Company prepares its unaudited interim condensed consolidated financial statements (the “financial statements”) in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Chartered Professional Accountants of Canada Handbook - Accounting - Part 1 (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements are in compliance with the International Accounting Standards 34, Interim Financial Reporting ("IAS 34") Accordingly, certain information included in annual financial statements prepared in accordance with IFRS, issued by IASB, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in note 3 of the Company's annual consolidated statements for the year ended June 30, 2015. The financial statements should be read in conjunction with the Company's financial statements for the year ended June 30, 2015.

These financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows.

These consolidated financial statements have been authorized for issuance by the Board of Directors on November 12, 2015.

3	Significant accounting policies, judgments and estimation uncertainty

These unaudited interim condensed consolidated financial statements have been prepared using the same policies and methods as the annual consolidated financial statements of the Company for the year ended June 30, 2015, unless otherwise noted. Refer to note 3 of the Company's financial statements for the year ended June 30, 2015 for more information on new accounting standards and amendments not yet effective.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

(1)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2015 and 2014
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Amendment to IAS 38

In May 2014, the IASB issued an amendment to IAS 38, stating that there is a rebuttable presumption that amortization methods based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate. The amendment states that the presumption can be overcome when the intangible asset is expressed as a measure of revenue, or when it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated. This amendment is effective for annual periods beginning on or after January 1, 2016, which will be July 1, 2016 for the Company, and is to be applied prospectively. The Company is currently reviewing the impact of this amendment on its financial statements. Based on its preliminary evaluation, the Company does not believe the amendment will have a material impact in its financial statements; however, the Company has not reached a final determination.

4	Acquisitions

On December 23, 2014, the Company acquired all of the outstanding shares of Nerd Corps Entertainment Inc. and its subsidiaries (“Nerd Corps”), which brings more than 200 half hours of proprietary children’s and family content, including the comedy adventure series Slugterra, and Nerd Corps’ creative team. The total consideration was approximately $59,265 and was comprised of cash of $33,190 and 2,693,748 common shares of the Company valued at $26,075, being the fair value of the common shares on the date of acquisition. At closing, $27,690 was paid in cash, funded through an addition to the Company’s Amended and Restated Senior Secured Credit Agreement (note 7), and the common shares issued. The remainder of the consideration remains subject to a working capital adjustment of up to $5,500, based on the opening balance sheet and is payable over a period of 18 months from closing, subject to certain restrictions and adjustments and has been recorded in accounts payable and accrued liabilities at September 30, 2015 and June 30, 2015.

The Company finalized the accounting for the purchase price during the period. There was no impact to net income previously reported as a result of finalizing the accounting for the purchase price.

5	Amounts receivable

	September 30, 2015	June 30, 2015
	$	$

Trade receivables	103,160	100,287
Less: provision for impairment of trade receivables	(5,969)	(5,798)

	97,191	94,489

Goods and services tax recoverable, net	1,115	(279)
Federal and provincial film tax credits and other government assistance	79,931	83,866

	178,237	178,076

Long-term receivables	9,939	11,091

Amounts receivable	188,176	189,167

(2)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2015
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

5	Amounts receivable (continued)

The aging of trade receivables not impaired is as follows:

	September 30, 2015	June 30, 2015
	$	$
Less than 60 days	86,824	88,151
Between 60 and 90 days	2,829	1,987
Over 90 days	7,538	4,351

	97,191	94,489

The Company does not have security over these balances. All impaired trade receivables are older than 90 days.

Trade receivables, goods and services taxes recoverable and federal and provincial film tax credits and other government assistance are provided for based on estimated recoverable amounts as determined by using a combination of historical default experience, any changes to credit quality and management estimates. Goods and services taxes recoverable and other government assistance do not contain any significant uncertainty.

Provision for impairment of trade receivables:

	September 30, 2015	June 30, 2015
	$	$
Opening balance	5,798	3,730
Provision for receivables	386	3,136
Receivables written off during the period	(156)	(1,254)
Recoveries of receivables previously provided for	(148)	(43)
Exchange differences	89	229

Closing balance	5,969	5,798

(3)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2015
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

6	Investment in film and television programs

	September 30, 2015	June 30, 2015
	$	$

Development costs	1,669	1,290

Theatrical and non-theatrical productions in progress
Cost, net of government and third party assistance and third party participation	26,181	23,227

Acquired participation rights - theatrical and non-theatrical
Cost	123,361	123,361
Accumulated expense	(39,736)	(36,534)

	83,625	86,827

Non-theatrical productions completed and released
Cost, net of government and third party assistance and third party participation	376,708	344,263
Accumulated expense	(276,218)	(261,347)
Accumulated write-down of investment in film and television programs	(8,204)	(8,204)

	92,286	74,712

Program and film rights - broadcasting
Cost	71,085	46,006
Accumulated expense	(46,816)	(37,836)
	24,269	8,170

	228,030	194,226

All program and film rights noted above relate to the operations of DHX Television.

The Company expects that 12% of the costs related to theatrical and non-theatrical productions completed and released will be realized during the year ending June 30, 2016. The Company expects that 32% of the costs related to theatrical and non-theatrical productions completed and released will be realized during the period ending June 30, 2018. The Company expects that over 52% of the costs related to productions completed will be realized by June 30, 2020.

During the three months ended September 30, 2015 interest of $798 (September 30, 2014 - $269) has been capitalized to investment in film and television programs.

(4)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2015
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

6	Investment in film and television programs (continued)

The continuity of investment in film and television programs is as follows:

	September 30, 2015	June 30, 2015
	$	$

Net opening investment in film and television programs	194,226	146,631
Productions acquired	—	24,327
Cost of productions (completed and released and productions in progress), net of government assistance and third party participation	32,303	89,493
Increase (decrease) in development costs	379	(1,116)
Expense of investment in film and television programs	(18,073)	(77,829)
Expense of program and film rights	(8,980)	(37,836)
Increase of program and film rights	25,079	28,853
Write-down in value of certain investment in film and television programs	—	(1,814)
Program and film rights acquired	—	17,153
Exchange differences	3,096	6,364

	228,030	194,226

Consolidated Structured Entity

To facilitate the production of a new television series (the “Production”), the Company has entered into a production financing structure whereby an entity, in which the Company has no direct ownership interest, will complete the Production. The Company, through contractual agreements, has creative control of the Production and must fund any overspend on the Production. Therefore, the Company has the ability to direct the relevant activities of the entity and can use its power to affect the amount of returns it obtains. Consequently, the Company controls this entity and consolidates it. The underlying assets of the entity at September 30, 2015 were investment in film and television programs, cash, amounts receivable and account payable and liabilities are included in the Company’s consolidated results and totaled assets of $11,557 and liabilities of $11,557 (June 30, 2015 - $12,920 and $12,920 respectively).

7	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases

	September 30, 2015	June 30, 2015
	$	$

Bank indebtedness	4,500	—
Interim production financing	61,792	67,743
Long-term debt and obligations under finance leases	283,338	282,818

Interest bearing debt and obligations under finance leases	349,630	350,561

Amount due within 12 months	(79,501)	(80,659)

Amount due beyond 12 months	270,129	269,902

(5)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2015
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

7	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

a)	Bank indebtedness

Effective July 31, 2014 and commensurate with the closing of the Company’s acquisition of DHX Television, the Company entered into an amended and restated senior secured credit agreement (the “Amended and Restated Senior Secured Credit Agreement”) with a syndicate of lenders, which amended the existing terms of the Company’s senior secured credit facility. The Amended and Restated Senior Secured Credit Agreement was further amended on October 31, 2014, November 30, 2014 and December 19, 2014 in conjunction with: i) the acquisition of the Echo Bridge assets; ii) the issuance of the Senior Unsecured Notes (note 7 (c)); and iii) the acquisition of Nerd Corps (note 4), respectively. Additional amendments were completed on June 30, 2015 and September 30, 2015.

As of September 30, 2015, the Amended and Restated Senior Secured Credit Agreement provides for a revolving facility (the “Amended Revolving Facility”) and a term facility (the “Amended Term Facility”). The Amended Revolving Facility is available to a maximum amount of $30,000, maturing on July 31, 2019. The Amended Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate, $USD, €EUR and/or £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to the Drawdown Rate + 4.50% of the outstanding Amended Revolving Facility. At September 30, 2015, the entire amount of $4,500 was payable in Canadian dollars.

All amounts borrowed pursuant to the Amended and Restated Senior Secured Credit Agreement are guaranteed by the Company and certain of its subsidiaries (the “Guarantors”). A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Guarantors.

As at September 30, 2015, the Company had undrawn bank indebtedness of $25,500 available.

b)	Interim production financing

	September 30, 2015	June 30, 2015
	$	$

Interim production credit facilities with various institutions, bearing interest at bank prime plus 0.65% - 1.20%. Assignment and direction of specific production financing, licensing contracts receivable and film tax credits receivable with a net book value of approximately $73,027 at September 30, 2015 (June 30, 2015 - $78,617).	61,792	67,743

As of September 30, 2015, the Company had $14,129 (June 30, 2015 - $16,604) in undrawn interim production financing pursuant to an agreement entered into on August 5, 2014 with CIBC Commercial Banking to provide a $20,000 demand revolving loan, available by way of an unlimited number of individual loans (the “Segment Loans”) made to finance production expenses related to eligible productions (the “Eligible Productions”). The Segment Loans may be drawn down in either Canadian dollars or US dollars and bear interest of $CDN prime plus 0.75% or $USD base rate plus 0.75%, respectively. Each Segment Loan is secured by the tangible and intangible assets of each Eligible Production, assignment and direction of production financing contracts and tax credits and a subordinated, unsecured guarantee from DHX Media Ltd.

(6)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2015
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

7	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

b)	Interim production financing (continued)

During the three months ended September 30, 2015, the $CDN bank prime rate averaged 2.73% (year ended June 30, 2015 - 2.93%).

Federal and provincial film tax credits receivable (see note 5) are provided as security for the interim production financing. Upon collection of the film tax credits, the related interim production financing is repaid, as required by the financing agreement.

c)	Long-term debt and obligations under capital leases

	September 30, 2015	June 30, 2015
	$	$

Amended Term Facility entered into pursuant to the Amended and Restated Senior Secured Credit Facility Agreement, (note 7 (c)(i)), net of unamortized issuance costs of $2,278 (June 30, 2015 - $2,476)	108,562	109,747
Senior Unsecured Notes net of issuance costs, fair value of the Redemption Option and the unamortized premium of $3,796 (June 30, 2015 - $5,094) (note 7 (c)(ii))	171,204	169,520
Obligations under various finance leases, bearing interest at rates ranging from 4.0% to 9.8%, maturing on dates ranging from October 2015 to February 2019)	3,572	3,551

	283,338	282,818

Less: Current portion	(13,209)	(12,916)

	270,129	269,902

(i)	Amended Term Facility

The Amended and Restated Senior Secured Credit Agreement entered into on July 31, 2014, commensurate with the closing of the Company’s acquisition of DHX Television, provided for an Amended Term Facility with an initial principal amount of up to $235,000, maturing on July 31, 2019.

Effective November 13, 2014, commensurate with the closing of the Company’s acquisition of the Echo Bridge assets, the Amended Term Facility was amended to include an additional principal amount of US$12,000, maturing on July 31, 2019.

In conjunction with the issuance of the senior unsecured notes ("Senior Unsecured Notes" or "Notes"), the Company made a principal repayment on the Amended Term Facility of $151,760 and, accordingly, recognized a debt extinguishment charge, being a portion of the previously unamortized debt issue costs at the time of the principal repayment.

Effective December 23, 2014, commensurate with the closing of the Company’s acquisition of Nerd Corps, the Amended Term Facility was amended to include an additional principal amount of $20,000, maturing on July 31, 2019.

(7)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2015
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

7	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under capital leases (continued)

The Amended Term Facility is repayable in annual amortization payments (as a percentage of the principal amount of the Amended Term Facility) of 10% annually, payable in equal quarterly installments, which commenced on December 31, 2014, with the remaining balance due on maturity, which is July 31, 2019.

The Amended Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to + 4.50%. All amounts borrowed pursuant to the Senior Amended and Restated Senior Secured Credit Agreement are guaranteed by the Guarantors. A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Guarantors of the Amended Term Facility outstanding.

As at September 30, 2015, the amount payable in US dollars was US$19,309 (June 30, 2015 -US$19,846).

The Senior Secured Credit Facilities require that the Company comply with certain financial ratios, including but not limited to:

•	Leverage Ratio, defined as net funded debt (the total of all obligations for borrowed money which bear interest or imputed interest, net of all non-production cash, excluding interim production financing, all capital lease obligations, and any contingent liabilities (“Net Funded Debt”) to consolidated adjusted EBITDA (rolling consolidated adjusted EBITDA, pro-forma last 12 months) less foreign exchange gains or losses on intercompany debt, production-related EBITDA and certain acquisition costs), which must be maintained at less than 3.50; and
•	The Fixed Charge Ratio, defined as consolidated adjusted EBITDA less current income taxes and unfunded capital expenditures to fixed charges (consolidated interest expense and scheduled principal payments on Funded Debt) which must be maintained at greater than 1.5.

As at September 30, 2015, the Company is in compliance with these ratios.

(ii)	Senior Unsecured Notes

On December 2, 2014, the Company completed a private placement of Senior Unsecured Notes due on December 2, 2021, with an aggregate principal amount of $175,000. The Senior Unsecured Notes bear interest of 5.875% per annum, payable semi-annually in arrears on June 2 and December 2 of each year until maturity. The first interest payment was paid on June 2, 2015. The Senior Unsecured Notes are guaranteed by the Company and certain of its subsidiaries and are unsecured obligations.

As at September 30, 2015, the outstanding principal amount due on the Senior Unsecured Notes was $175,000 (June 30, 2015 - $175,000).

Net proceeds of $169,760 from the issuance of the Senior Unsecured Notes were used to repay debt under the Company’s Amended and Restated Senior Secured Credit Agreement, with $18,000 being repaid on the Amended Revolving Facility and $151,760 being repaid on the Amended Term Facility.

(8)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2015
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

7	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under finance leases (continued)

The Senior Unsecured Notes contain embedded derivatives (the “Embedded Derivatives”). The Senior Unsecured Notes contain a redemption option (the "Redemption Option") whereby the Company can redeem all or part of the Senior Unsecured Notes. The Senior Unsecured Notes also contain a put option (the “Put Option”) whereby the lender can redeem all or part of the Senior Unsecured Notes upon a change of control of the Company. The Embedded Derivatives are required to be accounted for as separate embedded derivative financial instruments. On initial recognition, the Embedded Derivatives are recorded at their calculated fair values and grouped with the Senior Unsecured Notes. The Embedded Derivatives are adjusted to their fair values at each reporting date and any change in fair value is recorded within finance income/expense in the consolidated statements of income (note 10). On initial recognition, the carrying value of the Senior Unsecured Notes was reduced by the net fair value of the Embedded Derivatives, and is amortized over the term of the Senior Unsecured Notes.

The Notes contain non-financial covenants and customary events of default clauses. As of September 30, 2015, the Company was in compliance with all of its covenants under the Notes.

(iii)	Principal repayments and undrawn borrowing facilities

The aggregate amount of principal repayments required in each of the next five years is as follows:

$

Year ended June 30, 2016	13,790
2017	13,669
2018	12,911
2019	73,998
2020 and beyond	175,044

8	Share capital and contributed surplus

Common shares

The common shares above are inclusive of Common Voting Shares, Variable Voting Shares and Non-Voting Shares. As at September 30, 2015, the Company had 80,724,401 Common Voting Shares, 43,265,498 Variable Voting Shares and nil Non-Voting Shares issued and outstanding (June 30, 2015 - 83,882,439 and 40,099,873 respectively).

During the three months ended September 30, 2015, the Company issued 7,587 common shares, at an average price of $9.02, respectively as part of the Company’s employee share purchase plan (year ended June 30, 2015 - 19,981 at $8.61 per share).

(9)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2015
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

9	Income taxes

Significant components of the Company’s net deferred income tax liability as at September 30, 2015 and June 30, 2015 are as follows:

	September 30, 2015	June 30, 2015
	$	$

Broadcast licenses	(8,984)	(8,984)
Tangible benefit obligation	3,485	3,979
Leasehold inducement	194	169
Foreign tax credits	303	303
Participation payables and finance lease obligations and other liabilities	—	64
Property and equipment	(1,138)	(1,379)
Share issuance costs and deferred financing fees	898	997
Investment in film and television programs	(15,491)	(15,064)
Intangible assets	(10,382)	(11,735)
Non-capital losses and other	9,987	8,621

Net deferred income tax liability	(21,128)	(23,029)

Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totalled $17,466 at September 30, 2015 (June 30, 2015 - $12,944).

The reconciliation of income taxes computed at the statutory tax rates to income tax expense (recovery) is as follows:

	Three months ended
	September 30, 2015	September 30, 2014
	$	$

Income tax expense based on combined federal and provincial tax rates of 31% (September 30, 2014 - 31%)	2,757	(3,140)
Income taxes increased (reduced) by:
Share-based compensation	338	188
Non-deductible acquisition costs	—	552
Tax rate differential	(1,165)	225
Other	(563)	(223)

Provision for (recovery of) income taxes	1,367	(2,398)

As at September 30, 2015, the Company has losses carried forward of $1,200 for which no deferred tax asset has been recorded. The Company operates in multiple jurisdictions with differing tax rates. The Company’s effective tax rates are dependent on the jurisdiction to which income relates.

(10)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2015
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

10	Finance income and finance expense

Finance income and finance expense are comprised of the following:

	Three months ended
	September 30, 2015	September 30, 2014
	$	$

Finance income
Interest income	84	101
Net foreign exchange gain	4,102	1,816

	4,186	1,917

Finance expense
Interest expense on bank indebtedness	89	473
Accretion of tangible benefit obligation	228	143
Interest on long-term debt and obligations under finance leases	4,299	3,015
Movement in fair value of the Embedded Derivatives on the Senior Unsecured Notes (note 7)	1,500	—
Amortization of debt premium on Senior Unsecured Notes (note 7)	7	—

	6,123	3,631

11	Expenses by nature and employee benefit expense

The following sets out the expenses by nature:

	Three months ended
	September 30, 2015	September 30, 2014
	$	$

Investment in film and television programs
Direct production and new media costs	4,398	3,438
Expense of film and television programs	14,871	7,382
Expense of film and broadcast rights for broadcasting	8,980	6,263
Expense of acquired library	3,202	2,368
Development expenses and other	1,139	240
Office and administrative	6,544	4,890
Tangible benefit obligation expense	—	14,215
Finance expense, net	1,937	1,714
Investor relations and marketing	224	236
Professional and regulatory	1,227	3,922
Amortization of property and equipment and intangible assets	3,216	1,671

	45,738	46,339

The following sets out the components of employee benefits expense:
Salaries and employee benefits	8,190	6,217
Share-based compensation	1,091	606

	9,281	6,823

	55,019	53,162

(11)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2015
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

12	Financial instruments

Financial instruments recorded at fair value on the consolidated balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The value hierarchy has the following levels:

Level 1 -	valuation based on quoted prices observed in active markets for identical assets and liabilities.
Level 2 -	valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest of the hierarchy for which a significant input has been considered in measuring fair value.

Fair value estimates are made at a specific point in time based on relevant market information. These are estimates and involve uncertainties and matters of significant judgment and cannot be determined with precision. Change in assumptions and estimates could significantly affect fair values.

Financial assets and liabilities measured at fair value

	As at
	September 30, 2015		June 30, 2015
	Fair value hierarchy	Fair value asset (liability)(1)	Fair value hierarchy	Fair value asset (liability)(1)
Derivatives
Embedded Derivatives (2)	Level 2	(1,018)	Level 2	482

(1)	The Company values its derivatives using valuations that are calibrated to the initial trade prices. Subsequent valuations are based on observable inputs to the valuation model.
(2)	The fair values of the Embedded Derivatives are determined using valuation models.

Financial assets and liabilities measured at fair value

The carrying amounts reported on the financial statements for cash, restricted cash, trade receivables and accounts payable and accrued liabilities all approximate their fair values due to their immediate or short-term nature. Bank indebtedness was renegotiated during the previous year to reflect current interest rates; therefore, management believes the carrying amounts also approximate their fair values.

(12)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2015
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

12	Financial instruments (continued)

Financial assets and liabilities measured at fair value (continued)

The following table summarizes the fair value and carrying value of other financial assets and liabilities that are not recognized at fair value on a recurring basis on the consolidated balance sheets:

	As at
	September 30, 2015			June 30, 2015
	Fair value hierarchy	Fair value asset (liability)	Carrying value	Fair value hierarchy	Fair value asset (liability)	Carrying value
Derivatives
Amended Term Facility (1)	Level 2	(108,562)	(108,562)	Level 2	(109,746)	(109,746)
Senior Secured Notes (2)	Level 2	(169,750)	(170,384)	Level 2	(173,250)	(170,161)
Obligations under finance leases (3)	Level 2	(3,572)	(3,572)	Level 2	(3,551)	(3,551)
Interim production financing (4)	Level 2	(61,792)	(61,792)	Level 2	(67,743)	(67,743)

(1)	The interest rates on the Amended Term Facility resets every 90 days; therefore, the fair value, using a market approach approximates the carrying value.
(2)	Management estimates the fair value using a market approach, based on publicly disclosed trades between arm's length parties.
(3)	Management estimates the fair value using a discounted cash flow analysis, based on discount rates that reflect current conditions.
(4)	Variable interest rates were renegotiated during the previous year, therefore management believes the fair value approximates the carrying value.

13	Commitments and contingencies

Commitments

The Company has entered into various operating leases for operating premises and equipment. The future aggregate minimum payments are as follows:

$

Year ended June 30, 2016	4,839
2017	6,152
2018	4,916
2019	4,375
Beyond 2019	25,067

The Company has entered into various contracts to buy broadcast rights with future commitments totalling $6,225.

Contingencies

The Company is, from time-to-time, involved in various claims, legal proceedings and complaints arising in the normal course of business and as such, provisions have been recorded where appropriate. Management does not believe that the final determination of these claims will have a material adverse effect on the financial position or results of operations of the Company. The maximum exposure at September 30, 2015, related to the above matters is estimated at $400.

(13)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2015
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

14	Capital disclosures

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution and licensing of its film and television properties and to sustain the operations of DHX Television. During the three months ended September 30, 2015, the Company declared dividends totalling $1,784 (September 30, 2014 - $1,517) which was accrued in these financial statements and paid subsequent to September 30, 2015. The balance of the Company’s cash is being used to maximize ongoing development and growth effort.

The Company’s capital is summarized in the table below:

	September 30, 2015	June 30, 2015
	$	$

Total bank indebtedness, long-term debt and obligations under capital leases	287,838	282,818
Less: Cash	(25,510)	(42,907)

Net debt	262,328	239,911

Total Shareholders’ Equity	265,024	261,954

	527,352	501,865

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

15	Earnings per common share

a)	Basic

Basic earnings per share is calculated by dividing the net income by the weighted average number of common shares in issue during the period.

	Three months ended
	September 30, 2015	September 30, 2014
	$	$

Net income (loss)	7,524	(7,733)
Weighted average number of common shares	123,987,381	119,893,665

Basic earnings (loss) per share	0.06	(0.06)

(14)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2015
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

15	Earnings per common share (continued)

b)	Diluted

Diluted earnings per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive instruments which are convertible into common shares. The Company has two categories of potentially dilutive instruments which are convertible into common shares: stock options and warrants. For both the stock options and the warrants, a calculation is completed to determine the number of common shares that could have been acquired at fair value (determined as the average market price of the Company’s outstanding common shares for the period), based on the monetary value of the subscription rights attached to the stock options and warrants. The number of shares calculated above is compared with the number of shares that would have been issued assuming exercises of the warrants and stock options.

For the three months ended September 30, 2015 the weighted average number of potentially dilutive instruments, comprised of shares issuable in respect of warrants and stock options, was 2,302,456.

For the three months ended September 30, 2014, the diluted weighted average number of common shares outstanding is the same and the basic weighted number of shares outstanding, as the Company had a net loss for the period and the exercise of any potentially dilutive instruments would be anti-dilutive.

	Three months ended
	September 30, 2015	September 30, 2014
	$	$

Net income (loss)	7,524	(7,733)
Weighted average number of common shares	126,289,837	119,893,665

Diluted earnings (loss) per share	0.06	(0.06)

16	Net change in non-cash balances related to operations

	September 30, 2015	September 30, 2014
	$	$

Increase in amounts receivable	(3,990)	(6,999)
Decrease (increase) in prepaid expenses and deposits	3,412	190
Decrease (increase) in long-term amounts receivable	1,152	(143)
Increase (decrease) in accounts payable and accrued liabilities	19,937	(2,105)
Increase (decrease) in deferred revenue	(8,274)	7,076
Tangible benefit obligation payments	(2,093)	—

	10,144	(1,981)

During the period, the Company paid and received the following:
	$	$

Interest paid	5,942	3,111
Interest received	84	101
Taxes paid	2,007	49

(15)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2015
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

16	Net change in non-cash balances related to operations (continued)

Net investment in film and television programs

	September 30, 2015	September 30, 2014
	$	$

Expense of film and television programs	14,871	7,382
Expense of film and broadcast rights for broadcasting	8,980	6,263
Expense of acquired library	3,202	2,368
Increase in development	(379)	(412)
Increase in theatrical productions in progress	(2,954)	(6,507)
Increase in non-theatrical productions completed and released	(29,349)	(3,814)
Increase in program and film rights - broadcasting	(25,079)	(5,016)

	(30,708)	264

17	Revenues and segmented information

The Company operates production entities and offices throughout Canada, the United States and Europe. In measuring performance, the Company does not distinguish or group its production, distribution and merchandising operations ("Core Business") on a geographic basis. The Company has determined that it has three reportable segments being the Core Business, CPLG, which manages copyrights, licensing and brands for third parties and DHX Television.

	Three months ended September 30, 2015
	CPLG	DHX Television	Core Business	Consolidated
	$	$	$	$

Revenues	6,707	18,820	38,383	63,910
Direct production cost and expenses, general and administrative expenses	3,431	12,602	32,694	48,727

Segment profit	3,276	6,218	5,689	15,183

Amortization				3,216
Finance expense, net				1,937
Other expense, net				1,139

Income before income taxes				8,891

	As at September 30, 2015
Non-current assets
Long-term amounts receivable	—	—	9,939	9,939
Deferred financing fees	—	—	662	662
Property and equipment	493	821	16,488	17,802
Intangible assets	10,693	72,941	43,353	126,987
Goodwill	—	29,864	183,987	213,851

	11,186	103,626	254,429	369,241

(16)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2015
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Revenues and segmented information (continued)

	As at September 30, 2015
Current liabilities
Bank indebtedness	—	—	4,500	4,500
Accounts payable and accrued liabilities	12,794	21,640	96,430	130,864
Deferred revenue	1,720	—	39,832	41,552
Interim production financing	—	—	61,792	61,792
Current portion of long-term debt and obligations under finance leases	—	—	13,209	13,209

	14,514	21,640	215,763	251,917

	Three months ended September 30, 2014
	CPLG	DHX Television	Core Business	Consolidated
	$		$	$

Revenues	2,796	13,988	26,247	43,031
Direct production cost and expenses, general and administrative expenses	2,760	9,088	19,556	31,404

Segment profit	36	4,900	6,691	11,627

Amortization				1,671
Finance expense, net				1,714
Acquisition costs				3,918
Other expense, net				14,455

Income before income taxes				(10,131)

	As at June 30, 2015
Non-current assets
Long-term amounts receivable	—	—	11,091	11,091
Deferred financing fees	—	—	706	706
Property and equipment	549	918	16,350	17,817
Intangible assets	10,743	73,087	43,566	127,396
Goodwill	—	29,864	184,077	213,941

	11,292	103,869	255,790	370,951

	As at June 30, 2015
Current liabilities

Accounts payable and accrued liabilities	12,458	18,806	77,879	109,143
Deferred revenue	2,690	—	46,633	49,323
Interim production financing	—	—	67,743	67,743
Current portion of long-term debt and obligations under finance leases	—	—	12,916	12,916

	15,148	18,806	205,171	239,125

(17)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2015
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Revenues and segmented information (continued)

The following table presents further components of revenue derived from the following areas:

	2015	2014
	$	$

Core Business
Production revenue	4,102	5,560
Distribution revenue	14,030	9,990
Producer and service fee revenue	14,304	6,639
Merchandising and licensing and other revenue	5,947	4,058

	38,383	26,247

DHX Television
Subscriber revenue	16,778	12,120
Promotion and advertising revenue	2,042	1,868

	18,820	13,988

CPLG
Third party brand representation revenue	6,707	2,796

	63,910	43,031

Of the Company’s $63,910 in revenues for the three months ended September 30, 2015, (September 30, 2014 - $43,031), $44,644 was attributable to the Company’s entities based in Canada (September 30, 2014 - $38,663), $2,283 (September 30, 2014 - $1,540) was attributable to the Company’s entities based in the USA and $16,983 (September 30, 2014 - $2,828) was attributable to the Companies entities based outside of Canada and the USA.

As at September 30, 2015, the following non-current assets were attributable to the Company’s entities based in the USA: $169 of property and equipment, $256 of intangible assets, and $926 of goodwill (June 30, 2015 - $180, $266, $867, respectively). As at September 30, 2015, the following non-current assets were attributable to the Company’s entities based outside of Canada and the USA: $493 of property and equipment, $14,599 of intangible assets and $4,747 of goodwill (June 30, 2015 - $549, $14,364, and $4,615 respectively). All other non-current assets were attributable to the Company’s entities based in Canada.

18	Subsequent events

Subsequent to September 30, 2015, 203,125 options were exercised by employees to acquire common shares for proceeds of $242 and the Company issued 1,446,500 options to officers and employees to acquire common shares at an exercise price of $8.40 per share, expiring seven years from the date of grant.

(18)